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                                                                    EXHIBIT 23.2

                          INDEPENDENT AUDITORS' CONSENT

The Board of Directors
Mansur Industries Inc.:

We consent to the use of our report incorporated by reference and to the reference to our firm under the heading "Experts" in the prospectus.

Our report dated February 17, 1999, contains an explanatory paragraph that states that the Company has suffered recurring losses from operations, primarily resulting from the significant expenses incurred in establishing its direct national marketing and distribution organization, and has a net capital deficiency, which raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of that uncertainty.

/s/ KPMG LLP

Miami, Florida
September 15, 1999